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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------
                                 SCHEDULE 14D-9

                                (AMENDMENT NO. 1)
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER

             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                              NCS HEALTHCARE, INC.
                            (Name of Subject Company)
                              NCS HEALTHCARE, INC.
                        (Name of Person Filing Statement)
                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    62887410
                     (CUSIP Number of Class A Common Stock)

                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)
                               ------------------
                             MARY BETH LEVINE, ESQ.
                   SENIOR VICE PRESIDENT AND CORPORATE COUNSEL
                              NCS HEALTHCARE, INC.
                       3201 ENTERPRISE PARKWAY, SUITE 220
                              BEACHWOOD, OHIO 44122

                                 (216) 514-3350

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)
                               ------------------
                                 WITH COPIES TO:

    H. JEFFREY SCHWARTZ, ESQ.
     MEGAN LUM MEHALKO, ESQ.                        ROBERT B. PINCUS, ESQ.
BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
   2300 BP TOWER, 200 PUBLIC SQUARE                   ONE RODNEY SQUARE
        CLEVELAND, OHIO 44114                      WILMINGTON, DELAWARE 19801
          (216) 363-4500                              (302) 651-3000





[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

              This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this "Amendment") relates to the tender offer by NCS Acquisition Corp. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ("Omnicare"), for all of the outstanding shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Shares"), of NCS HealthCare, Inc., a Delaware corporation (the "Company" or "NCS") and Class B Common Stock, par value $0.01 per share (the "Class B Common Shares" and, collectively with the Class A Common Shares, the "Shares"), of NCS at a price of $3.50 per Share, net to the seller in cash. The offer is being made upon the terms and subject to the conditions set forth in the Offeror's offer to purchase, dated August 8, 2002, and in the related letter of transmittal. The consideration offered per Share, together with all of the terms and conditions of the Offeror's tender offer, is referred to herein as the "Offer."

ITEM 4. ADDITIONAL INFORMATION

              Item 8(b) is hereby amended by adding the following paragraph under "Litigation":

                  On August 20, 2002, the Company filed a complaint against Omnicare in the United States District Court for the Northern District of Ohio, titled NCS Healthcare, Inc. v. Omnicare, Inc., Case No. 1:02CV1635 (Maita, J.), and, on August 21, 2002, the Company amended the complaint. The complaint, as amended, alleges, among other things, that Omnicare's disclosure on Schedule TO, filed on August 8, 2002 in connection with the Offer, contains materially false and misleading disclosures in violation of Section 14(e) of the Securities Exchange Act of 1934. A copy of the amended complaint is filed as Exhibit 25 hereto and is incorporated herein by reference.

ITEM 9. EXHIBITS.

                  Item 9 is hereby supplemented by adding the following additional exhibit:

EXHIBIT NO.

Exhibit 25. Amended NCS HealthCare, Inc. Complaint, dated August 21, 2002.*

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*  Filed herewith.
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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       NCS HEALTHCARE, INC.


                                       By: /s/ Kevin B. Shaw
                                           ------------------------------------
                                           Kevin B. Shaw
                                           President and Chief Executive Officer

Dated:  August 21, 2002

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